Exhibit 99.1

36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, March 29, 2023 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Number of followers[1] as of December 31, 2022 reached 28.7 million, an increase of 22.6% from 23.4 million as of December 31, 2021.

•	Total revenues were RMB96.6 million (US$14.0 million) in the fourth quarter of 2022, compared to RMB116.3 million in the same period of 2021.

•	Net loss was RMB21.5 million (US$3.1 million) in the fourth quarter of 2022, compared to net income of RMB15.4 million in the same period of 2021.

Fiscal Year 2022 Financial Highlights

•	Total revenues increased by 1.8% to RMB322.5 million (US$46.8 million) in fiscal year 2022, compared to RMB316.8 million in the prior year.

•	Revenues from online advertising services increased by 3.2% to RMB221.6 million (US$32.1 million) in fiscal year 2022, from RMB214.7 million in the prior year.

•	Revenues from enterprise value-added services were RMB72.6 million (US$10.5 million) in fiscal year 2022, compared to RMB74.0 million in the prior year.

•	Revenues from subscription services increased by 0.7% to RMB28.2 million (US$4.1 million) in fiscal year 2022, from RMB28.0 million in the prior year.

•	Gross profit was RMB184.6 million (US$26.8 million) in fiscal year 2022, compared to RMB187.9 million in the prior year. Gross profit margin was 57.3% in fiscal year 2022, compared to 59.3% in the prior year.

•	Net income was RMB22.6 million (US$3.3 million) in fiscal year 2022, compared to net loss of RMB90.6 million in the prior year.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2021	2022
Online advertising services
Number of online advertising services end customers	512	532
Average revenue per online advertising services end customer (RMB’000)[2]	419.4	416.6

Enterprise value-added services
Number of enterprise value-added services end customers	302	252
Average revenue per enterprise value-added services end customer (RMB’000)[3]	245.1	288.3

Subscription services
Number of individual subscribers	1,874	437
Average revenue per individual subscriber (RMB)[4]	1,302.7	1,643.5

Number of institutional investors	208	217
Average revenue per institutional investor (RMB’000)[5]	123.0	126.8

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “Despite pandemic resurgences and macroeconomic challenges in 2022, we navigated through numerous headwinds and concluded the year on a solid note. Our full-year revenue grew 2% year-over-year and net income reached RMB23 million, marking our first full-year profit since our listing. These strong results were driven by our continuous innovation in New Economy-focused content, product and services, which also elevated our ever-growing influence and value proposition to our consumers. As of the end of 2022, the number of our followers exceeded 28 million, representing an increase of 23% year-over-year. Moreover, our new application-level product, 36Kr Enterprise Service Review platform, continued to see a robust uptick across multiple operating metrics and growing commercialization momentum. As we embark on 2023, we will remain focused on enriching our content ecosystem and product matrix, fueling our efforts to seize the New Economy’s tremendous growth potential. We believe that our firm fundamentals have positioned us to propel the Company to even greater heights and unlock more value in 2023 and beyond.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “Our solid financial performance in fiscal year 2022 is a testament to our businesses' resilience and vitality given the COVID-19 resurgences and macro uncertainties during the year. We managed to grow our top-line on a full-year basis while maintaining our gross margin at a relatively stable level, against the backdrop of various external challenges and complications. Notably, we also achieved our first full-year profitability since our IPO as we refined our revenue mix, cost structure and operational efficiency, as well as our investment rationale. Heading into 2023, we will continue to amplify our core competitive advantages, expand our product and service offerings and explore greater monetization potential, reaffirming our longstanding commitment to creating sustainable value for our shareholders and society.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period

Fourth Quarter 2022 Financial Results

Total revenues decreased by 17.0% to RMB96.6 million (US$14.0 million) in the fourth quarter of 2022, from RMB116.3 million in the same period of 2021.

•	Online advertising services revenues were RMB62.2 million (US$9.0 million) in the fourth quarter of 2022, compared to RMB76.4 million in the same period of 2021. The decrease was primarily attributable to relatively weak advertising spending caused by the negative impact of COVID-19 control measures and infections across China during the fourth quarter of 2022.

•	Enterprise value-added services revenues were RMB25.4 million (US$3.7 million) in the fourth quarter of 2022, compared to RMB30.3 million in the same period of 2021. The decrease was primarily because some of our offline events were delayed or downscaled due to disruptions from COVID-19.

•	Subscription services revenues were RMB8.9 million (US$1.3 million) in the fourth quarter of 2022, compared to RMB9.6 million in the same period of 2021. The decrease was primarily attributable to the negative impact of COVID-19.

Cost of revenues was RMB47.6 million (US$6.9 million) in the fourth quarter of 2022, compared to RMB40.7 million in the same period of 2021. The increase was primarily attributable to higher content costs related to expansion of commercial-oriented content programs.

Gross profit was RMB48.9 million (US$7.1 million) in the fourth quarter of 2022, compared to RMB75.6 million in the same period of 2021. Gross profit margin was 50.7% in the fourth quarter of 2022, compared to 65.0% in the same period of 2021.

Operating expenses were RMB69.0 million (US$10.0 million) in the fourth quarter of 2022, compared to RMB61.6 million in the same period of 2021.

•	Sales and marketing expenses were RMB32.8 million (US$4.8 million) in the fourth quarter of 2022, a decrease of 16.5% from RMB39.3 million in the same period of 2021, primarily attributable to the decrease in marketing related expenses.

•	General and administrative expenses were RMB21.7 million (US$3.1 million) in the fourth quarter of 2022, compared to RMB9.6 million in the same period of 2021. The variance was primarily attributable to the release of allowance for credit losses recognized in the fourth quarter of 2021.

•	Research and development expenses were RMB14.5 million (US$2.1 million) in the fourth quarter of 2022, compared to RMB12.6 million in the same period of 2021. The increase was primarily attributable to the increase of payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB4.6 million (US$0.7 million) in the fourth quarter of 2022, compared to RMB4.1 million in the same period of 2021.

Other expenses were RMB1.2 million (US$0.2 million) in the fourth quarter of 2022, compared to other income of RMB1.5 million in the same period of 2021.

Income tax expenses were RMB0.2 million (US$28.0 thousand) in the fourth quarter of 2022, compared to RMB93.0 thousand in the same period of 2021.

Net loss was RMB21.5 million (US$3.1 million) in the fourth quarter of 2022, compared to net income of RMB15.4 million in the same period of 2021. Non-GAAP adjusted net loss6 was RMB16.9 million (US$2.4 million) in the fourth quarter of 2022, compared to non-GAAP adjusted net income of RMB19.6 million in the same period of 2021.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB20.8 million (US$3.0 million) in the fourth quarter of 2022, compared to net income attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB14.6 million in the same period of 2021.

Basic and diluted net loss per ADS were both RMB0.50 (US$0.07) in the fourth quarter of 2022, compared to basic and diluted net income per ADS of RMB0.36 in the same period of 2021.

Certain Balance Sheet Items

As of December 31, 2022, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB184.9 million (US$26.8 million), compared to RMB164.0 million as of September 30, 2022. The increase was mainly attributable to positive cash inflow from operating activities, partially offset by the long-term investment in a New Economy start-up company in the fourth quarter of 2022.

Fiscal Year 2022 Financial Results

Total revenues were RMB322.5 million (US$46.8 million) in fiscal year 2022, compared to RMB316.8 million in the prior year.

•	Online advertising services revenues were RMB 221.6 million (US$32.1 million) in fiscal year 2022, representing an increase of 3.2%, compared to RMB214.7 million in the prior year. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted to navigate the challenging environment during the year.

•	Enterprise value-added services revenues were RMB72.6 million (US$10.5 million) in fiscal year 2022, compared to RMB74.0 million in the prior year. The decrease was primarily because to some of our offline events were delayed or downscaled due to disruptions from COVID-19.

•	Subscription services revenues were RMB28.2 million (US$4.1 million) in fiscal year 2022, representing an increase of 0.7%, compared to RMB28.0 million in the prior year. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB137.8 million (US$20.0 million) in fiscal year 2022, compared to RMB128.8 million in the prior year. The increase was primarily attributable to the increase in content related costs, partially offset by the decrease in costs of offline events.

Gross profit was RMB184.6 million (US$26.8 million) in fiscal year 2022, compared to RMB187.9 million in the prior year. Gross profit margin was 57.3% in fiscal year 2022, compared to 59.3% in the prior year.

Operating expenses were RMB229.2 million (US$33.2 million) in fiscal year 2022, compared to RMB282.0 million in the prior year.

•	Sales and marketing expenses were RMB122.1 million (US$17.7 million) in fiscal year 2022, compared to RMB143.9 million in the prior year. The decrease was primarily attributable to the decrease in payroll-related expenses, share-based compensation expenses, marketing expenses and promotion fees.

•	General and administrative expenses were RMB52.1 million (US$7.6million) in fiscal year 2022, compared to RMB90.6 million in the prior year. The decrease was primarily attributable to the release of the allowance for credit losses amounted to RMB33.3 million and the decrease in professional fees. The release of allowance for credit losses was mainly due to improved collection of accounts receivable, as we continuously increase our efforts in accounts receivable collection.

•	Research and development expenses were RMB55.0 million (US$8.0 million) in fiscal year 2022, compared to RMB47.5 million in the prior year. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB13.9 million (US$2.0 million) in fiscal year 2022, compared to RMB15.0 million in the prior year.

Other income was RMB67.5 million (US$9.8 million) in fiscal year 2022, compared to RMB3.6 million in the prior year. The increase was primarily attributable to gain arising from disposal of a subsidiary and investment income arising from fair value changes of long-term investments, as well as income generated from write-offs of accounts payable.

Income tax expenses were RMB0.4 million (US$52 thousand) in fiscal year 2022, compared to RMB0.1 million in the prior year.

Net income was RMB22.6 million (US$3.3 million) in fiscal year 2022, compared to net loss of RMB90.6 million in the prior year. Non-GAAP adjusted net income was RMB36.5 million (US$5.3 million) in fiscal year 2022, compared to Non-GAAP adjusted net loss of RMB75.6 million in the prior year.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB21.9 million (US$3.2 million) in fiscal year 2022, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB89.6 million in the prior year.

Basic and diluted net income per ADS were both RMB0.53 (US$0.08) in fiscal year 2022, compared to basic and diluted net loss per ADS of RMB2.19 in the prior year.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 29, 2023 (8:00 PM Beijing/Hong Kong Time on March 29, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Fourth Quarter and Fiscal Year 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10029686-7z13rg.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10029686

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 30, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	96,965	142,511	20,662
Restricted cash	-	100	14
Short-term investments	119,140	42,270	6,129
Accounts receivable, net	180,161	197,528	28,639
Receivables due from related parties	3,630	858	124
Prepayments and other current assets	42,612	16,159	2,343
Total current assets	442,508	399,426	57,911
Non-current assets:
Property and equipment, net	3,159	2,428	352
Intangible assets, net	808	1,249	181
Long-term investments	41,442	137,357	19,915
Operating lease right-of-use assets, net	13,818	30,911	4,482
Total non-current assets	59,227	171,945	24,930
Total assets	501,735	571,371	82,841

Liabilities
Current liabilities:
Accounts payable	56,266	53,465	7,752
Salary and welfare payables	55,788	52,204	7,569
Taxes payable	12,836	10,874	1,577
Deferred revenue	28,863	24,575	3,563
Amounts due to related parties	1,328	312	45
Accrued liabilities and other payables	17,501	27,606	4,002
Short-term bank loan	5,000	9,950	1,443
Operating lease liabilities	16,302	31,293	4,537
Total current liabilities	193,884	210,279	30,488
Non-current liabilities:
Operating lease liabilities	586	15,093	2,188
Other non-current liabilities	-	615	89
Total non-current liabilities	586	15,708	2,277
Total liabilities	194,470	225,987	32,765

Shareholders’ equity
Ordinary shares	694	694	101
Treasury stock	(13,598)	(12,010)	(1,741)
Additional paid-in capital	2,049,448	2,061,491	298,888
Accumulated deficit	(1,728,152)	(1,706,209)	(247,377)
Accumulated other comprehensive loss	(8,987)	(5,860)	(850)
Total 36Kr Holdings Inc.'s shareholders’ equity	299,405	338,106	49,021
Non-controlling interests	7,860	7,278	1,055
Total shareholders’ equity	307,265	345,384	50,076
Total liabilities and shareholders’ equity	501,735	571,371	82,841

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022	2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	76,393	62,246	9,025	214,722	221,620	32,132
Enterprise value-added services	30,333	25,396	3,682	74,032	72,640	10,532
Subscription services	9,561	8,933	1,295	28,025	28,237	4,094
Total revenues	116,287	96,575	14,002	316,779	322,497	46,758
Cost of revenues	(40,735)	(47,626)	(6,905)	(128,844)	(137,848)	(19,986)
Gross profit	75,552	48,949	7,097	187,935	184,649	26,772
Operating expenses:
Sales and marketing expenses	(39,303)	(32,802)	(4,756)	(143,887)	(122,069)	(17,698)
General and administrative expenses	(9,622)	(21,699)	(3,146)	(90,636)	(52,072)	(7,550)
Research and development expenses	(12,635)	(14,538)	(2,108)	(47,518)	(55,045)	(7,981)
Total operating expenses	(61,560)	(69,039)	(10,010)	(282,041)	(229,186)	(33,229)
Income/(loss) from operations	13,992	(20,090)	(2,913)	(94,106)	(44,537)	(6,457)
Other income/(expenses):
Share of loss from equity method investments	(1,417)	(234)	(34)	(5,473)	51	7
Gain on disposal of a subsidiary	-	-	-	-	38,019	5,512
Long-term investment income/(loss), net	-	(2,500)	(362)	-	15,964	2,315
Short-term investment income	587	364	53	2,485	1,999	290
Government grant	877	96	14	3,304	3,447	500
Others, net	1,473	1,047	152	3,283	8,055	1,168
Income/(loss) before income tax	15,512	(21,317)	(3,090)	(90,507)	22,998	3,335
Income tax expenses	(93)	(190)	(28)	(102)	(361)	(52)
Net income/(loss)	15,419	(21,507)	(3,118)	(90,609)	22,637	3,283
Net (income)/loss attributable to non-controlling interests	(858)	692	100	1,038	(694)	(101)
Net income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	14,561	(20,815)	(3,018)	(89,571)	21,943	3,182
Net income/(loss)	15,419	(21,507)	(3,118)	(90,609)	22,637	3,283
Other comprehensive income/(loss)
Foreign currency translation adjustments	(719)	(621)	(90)	(1,090)	3,127	453
Total other comprehensive income/(loss)	(719)	(621)	(90)	(1,090)	3,127	453
Total comprehensive income/(loss)	14,700	(22,128)	(3,208)	(91,699)	25,764	3,736
Net loss/(income) attributable to non-controlling interests	(858)	692	100	1,038	(694)	(101)
Comprehensive income/(loss) attributable to 36Kr Holdings Inc.’s ordinary shareholders	13,842	(21,436)	(3,108)	(90,661)	25,070	3,635
Net income/(loss) per ordinary share (RMB)
Basic	0.014	(0.020)	(0.003)	(0.087)	0.021	0.003
Diluted	0.014	(0.020)	(0.003)	(0.087)	0.021	0.003
Net income/(loss) per ADS (RMB)
Basic	0.356	(0.498)	(0.072)	(2.185)	0.530	0.077
Diluted	0.356	(0.498)	(0.072)	(2.185)	0.530	0.077
Weighted average number of ordinary shares used in per share calculation
Basic	1,023,363,947	1,044,317,684	1,044,317,684	1,025,068,349	1,034,547,219	1,034,547,219
Diluted	1,023,363,947	1,044,317,684	1,044,317,684	1,025,068,349	1,034,547,219	1,034,547,219
Weighted average number of ADS used in per ADS calculation
Basic	40,934,558	41,772,707	41,772,707	41,002,734	41,381,889	41,381,889
Diluted	40,934,558	41,772,707	41,772,707	41,002,734	41,381,889	41,381,889

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2021	2022	2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net income/(loss)	15,419	(21,507)	(3,118)	(90,609)	22,637	3,283
Share-based compensation expenses	4,138	4,618	670	15,018	13,886	2,013
Non-GAAP adjusted net income/(loss)	19,557	(16,889)	(2,448)	(75,591)	36,523	5,296
Interest income, net	(396)	(475)	(69)	(903)	(1,039)	(151)
Income tax expenses	93	190	28	102	361	52
Depreciation and amortization expenses	735	499	72	2,659	1,922	279
Non-GAAP adjusted EBITDA	19,989	(16,675)	(2,417)	(73,733)	37,767	5,476